January 11, 2019

John C. Lukrich 171 Main St. # 245

Los Altos, CA 94022

Re: Letter Agreement for Issuance of Shares

Dear John:

On behalf of the Board of Directors (the “Board”) and the shareholders of Oroplata Resources, Inc. (the “Company”), I would like to thank you for your services to the Company in 2018. There were many accomplishments for the Company last year and we hope and expect many more this year. Your contribution plays an important role in the Company’s success.

In light of the above and as an additional incentive for your continued efforts in the coming year, the Board has approved a one-time share issuance to you in the amount of 1,000,000 common shares of the Company (the “Shares”) which is in addition to your regular compensation.

However, the Board has conditioned the issuance of the Shares on your continued services to the Company until at least January 11, 2020. As such, you agree that if you voluntarily cease to provide services to the Company before such date or if you are terminated by the Company for Cause (as defined below) then you will forfeit the Shares. If the separation from the Company is after July 11, 2019, the forfeiture shall be limited to a pro rata portion based on the number of days remaining until January 11, 2020, divided by the number of days from the date of this Letter Agreement. For purposes of this Letter Agreement, Cause shall mean (i) failure to properly perform your services to the Company after five (5) business days notice by the Company, (ii) the reckless disregard of the rules or policies of the Company, or (iii) any embezzlement, fraud or breach of fiduciary duty against the Company.

If you are in agreement to the above terms for the issuance of the Shares, please sign below and return to the Company. We look forward to a very successful 2019 and beyond together.

Sincerely,

/s/ Douglas Cole

Douglas Cole

Chief Executive Officer

ACCEPTED:

/s/ John C. Lukrich

John C. Lukrich

Date: January 15, 2019

930 Tahoe Blvd., Suite 802-16, Incline Village, NV 89451